SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

(1) CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
(2) CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: May 15, 2002

By: Robert V. Horte

Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, May 14, 2002

CANADIAN PACIFIC RAILWAY ANNOUNCES MEDIUM TERM NOTE PROGRAM

CALGARY -- Canadian Pacific Railway Company (TSE/NYSE: CP) today announced that it has filed a Preliminary Short Form Shelf Prospectus with provincial securities regulators in Canada providing for the issuance of Medium Term Notes. CPR said it will recall the existing Shelf Prospectus for its Canadian Medium Term Note Program, which expires in July 2002.

The Medium Term Notes may be issued from time to time during the 25 months following a receipt for a Final Short Form Shelf Prospectus in an aggregate principal amount of up to Cdn.$1,000,000,000 (or the equivalent amount in other currencies based on the applicable exchange rate at the time of offering). Net proceeds resulting from the issuance of Medium Term Notes will be used to reduce the outstanding indebtedness of the company, to finance capital expenditures and for general corporate purposes.

The Medium Term Notes have been provisionally rated BBB by Standard & Poor's, Baa2 (P) by Moody's, and BBB Stable by Dominion Bond Rating Service. The dealers for the Medium Term Note Program will be RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., and TD Securities Inc..

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws and may not be offered, sold or delivered in the United States or to anyone in the U.S., except in certain transactions exempt from registration.

CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

end

Contacts:

Media
Len Cocolicchio
Tel.: 403-319-7591
Email: len_cocolicchio@cpr.ca

Investment Community
Chris Francis, Manager, Investor Relations
Tel: 403) 319-3591
Email: investor@cpr.ca